November 19, 1995

Board of Directors
First Interstate Bancorp
633 West Fifth Street
Los Angeles, CA 90071

Members of the Board:

        On November 5, 1995, First Interstate Bancorp ("First Interstate") and First Bank System, Inc. ("First Bank") entered into an Agreement and Plan of Merger (the "Merger Agreement") which provides, among other things, for the merger of First Interstate with First Bank (the "Merger"). Pursuant to the Merger, each outstanding share of First Interstate Common Stock, other than shares held in treasury or held by First Bank or any affiliate of First Bank or as to which dissenters' rights have been perfected, will be converted into 2.60 shares (the "First Bank Exchange Ratio") of First Bank Common Stock. Based on the closing price of First Bank Common Stock on November 17, 1995, the indicated value of the First Bank Exchange Ratio would be $137.80 per share of First Interstate Common Stock.

        We have been informed of the revised offer by Wells Fargo & Company ("Wells Fargo") on November 13, 1995 to combine with First Interstate at an exchange ratio of two-thirds of a share of Wells Fargo Common Stock for each share of First Interstate Common Stock (the "Two-Thirds Wells Fargo Ratio"). Based on the closing price of Wells Fargo Common Stock on November 17, 1995 the indicated value of the Two-Thirds Wells Fargo Ratio would be $141.17 per share of First Interstate Common Stock.

        You have asked us to reaffirm our opinion dated November 5, 1995 as to the fairness from a financial point of view of the First Bank Exchange Ratio.

        For purposes of the opinion set forth herein, we have:

        (i) reviewed the reported prices and trading activity for the First Interstate Common Stock and the First Bank Common Stock from November 3, 1995 to the date hereof;

        (ii) confirmed with senior managements of First Interstate and First Bank that there have been no material changes or developments in the information previously provided to us by the respective managements in connection with our November 5, 1995 opinion, except for information relating to the revised offer by Wells Fargo; and

        (iii)   performed such other analyses as we have deemed appropriate.

        The information, analyses, assumptions and limitations contained or referred to in our November 5, 1995 opinion letter are made a part of this letter and are incorporated herein by reference.

        It is understood that this letter is for the information of the Board of Directors of First Interstate only and does not constitute a recommendation to stockholders of First Interstate as to the voting of their shares on the proposed Merger or any other transaction.

        Based on the foregoing, this is to advise you that on the date hereof we reaffirm our opinion of November 5, 1995 that the First Bank Exchange Ratio is fair from a financial point of view to holders of First Interstate Common Stock.

                                        Very truly yours,

                                        MORGAN STANLEY & CO. INCORPORATED



                                        By:/s/ Donald A. Moore, Jr.
                                           ---------------------------
                                           Donald A. Moore, Jr.
                                           Managing Director